Exhibit 99.1

CIFS Receives Notice of Non-compliance with NASDAQ’s Listing Rule 5450(b)(1)(C)

Beijing, China April 17, 2020 - China Internet Nationwide Financial Services, Inc. (the “Company” or Nasdaq: CIFS) received a letter on April 16, 2020 from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) indicating the Company’s Market Value of Publicly Held Shares (MVPHS) did not meet the minimum value of $5,000,000 for the last 30 consecutive business days in contravention of the Nasdaq’s Listing Rules (the “Rules”). However, the Rules also provide the Company a compliance period of 180 calendar days in which to regain compliance. The following table summarizes the critical dates and information as related to this matter.

Period below $5,000,000 MVPHS	Expiration of 180 calendar day compliance period	Public Announcement Due Date	Relevant Listing Rules
March 2, 2020 to April 15, 2020	October 13, 2020	April 22, 2020	5450(b)(1)(C) – MVPHS 5810(c)(3)(D) – compliance period 5810(b) – public disclosure 5505 – Capital Market criteria

The Company was informed that if at any time during this compliance period the Company’s MVPHS closes at $5,000,000 or more for a minimum of ten consecutive business days, the Nasdaq would provide the Company written confirmation of compliance and this matter would be closed. In the event the Company does not regain compliance with the Rules prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer the Company’s securities to The Nasdaq Capital Market (the “Capital Market”). In order to transfer, the Company must submit an on-line Transfer Application, pay the $5,000 application fee, and meet the Capital Market’s continued listing requirements.

The Company intends to actively monitor its closing bid price for its ordinary shares between now and October 31, 2020 and intends to take any reasonable actions to resolve the Company’s noncompliance with the Rules. No determination regarding the Company’s response has been made at this time. There can be no assurance that the Company will be able to regain compliance with the Rules or will otherwise be in compliance with other Nasdaq listing criteria.

Contact information

Jinchi XU

Chief Financial Officer xujinchi@cifsp.com